Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Present at Upcoming Investor Conferences

Dartmouth, Nova Scotia, May 14, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology company today announced that IMV Chief Executive Officer Frederic Ors will present at the following investor conferences in May:

RBC Capital Markets Global Healthcare Conference

  Date: Tuesday, May 21, 2019

  Time: 1:35 p.m. ET

  Location: The InterContinental New York Barclay Hotel, New York, NY

National Bank Financials’ 9th Annual Quebec Conference

  Date: Wednesday, May 29, 2019

  Time: 9:50 a.m. ET

  Location: Museum Room, Shangri-la Hotel, Toronto, Ontario

China Bio-Partnering Forum

  Date: Thursday, May 30, 2019

  Time: 1:40 P.M. CT

  Location: Renaissance Schaumburg Convention Center Hotel, Chicago, IL

A copy of each meeting’s presentation will be available in the events and presentations section of IMV’s website. A live webcast of IMV’s presentation at the RBC Capital Markets conference will also be available and archived for 90 days on the events and presentations webpage.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

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Source: IMV Inc.

Investor Relations:
Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Media:
Andrea Cohen, Sam Brown Inc.
T: (917) 209-7163 E: andreacohen@sambrown.com